Exhibit 11.1

Royal Hawaiian Orchards, L.P.

Computation of Net Loss per Class A Unit (unaudited)

(in thousands, except per unit data)

Three months ended
March 31,
2014	2013

Net loss	$(253)	$(628)
Class A Unit holders (ownership percentage)	x	100%	x	100%
Net loss allocable to Class A Unit holders	$(253)	$(628)
Weighted average Class A Units outstanding	9,660	7,500
Net loss per Class A Unit	$(0.03)	$(0.08)